MIRANDA CLOSES $1.5 MILLION

private placement

Vancouver, BC, Canada – March 20, 2018 – Miranda Gold Corp. (“Miranda” or the “Company”) (TSX-MAD) has fully closed the recently announced non-brokered private placement with no further proceeds being accepted - on anticipation of receipt of the first US$250,000 payment from Gold Torrent, Inc. (OTCQB: GTOR) being due shortly, pursuant to the sale of the Company’s interest in Alaska Gold Torrent, LLC.

Miranda previously announced the closing of “Tranche One” of the private placement on March 9, 2018, with aggregate gross proceeds of $1,513,187.50 from the sale of 27,512,500 units at a price of $0.055 per unit.

Corporate Profile

Miranda is a gold exploration company active in Colombia. Miranda employs a prospect generator and joint venture business model. Miranda focuses on generating projects with world-class discovery potential, and then joint ventures multiple projects to maximize the chance of discovery, while reducing economic risk and shareholder dilution. Miranda has an ongoing relationship with IAMGold Corporation.

ON BEHALF OF THE BOARD

“Joseph Hebert”

Joseph Hebert

Chief Executive Officer

+1-775-340-0450

Email: joseph.hebert75@gmail.com

For more information visit the Company’s web site at www.mirandagold.com or contact Joseph Hebert, CEO at 775-340-0450.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.